Eidgenössische Finanzmarktaufsicht FINMA
Autorité fédérale de surveillance des marchés financiers FINMA
Autorità federale di vigilanza sui mercati finanziari FINMA
Swiss Financial Market Supervisory Authority FINMA

12 November 2014

Foreign exchange trading at UBS AG: investigation conducted by FINMA

Report

Laupenstrasse 27, 3003 Bern
Phone +41 (0)31 327 91 00, Fax +41 (0)31 327 91 01
www.finma.ch

Summary

This report established by the Swiss Financial Market Supervisory Authority ("FINMA") sets out the results and findings of FINMA's enforcement proceedings against UBS AG ("UBS" or "bank") conducted between October 2013 and November 2014 regarding foreign exchange trades booked in Zurich (Opfikon).

At the end of September 2013, UBS informed FINMA and a number of other domestic and foreign supervisory and competition authorities that a targeted internal investigation had uncovered possible signs of manipulation, collusion and other market abusive conduct in foreign exchange trading. Focusing on issues relevant to competition law and possible manipulation of foreign exchange benchmarks, the internal investigation was then at an early stage.

FINMA promptly initiated enforcement proceedings against the bank. Mandating an investigator, FINMA examined the market conduct of the Investment Bank's Foreign Exchange division, its internal management processes and internal organization of controls. The proceedings found that the bank had – partly also together with third banks – repeatedly and over a long period of time at least attempted to manipulate foreign exchange benchmarks and acted against the interests of its own clients owing to the conduct of several employees who had, for instance, engaged in front running and triggered client stop loss orders to the bank's advantage in order to maximize its profits.

In its ruling of 11 November 2014, FINMA concluded that owing to the misconduct of its employees and by breaching internal policies, UBS seriously violated the requirements for proper business conduct and those for adequate organization stipulated in supervisory law, as a result of inadequate risk management, inadequate controls and inadequate compliance. Alongside the imposition of other corrective measures, FINMA has ordered UBS to disgorge a total of CHF 134m to the benefit of the Swiss Confederation.

In order to determine the knowledge and conduct of the persons involved in the case, FINMA has initiated proceedings against eleven of the bank's former and current employees.

Contents

Summary 2

1 International context 5

2 Background information on foreign exchange trading 5

2.1 Foreign exchange market 5

2.2 Exchange of information through chats 6

3 Investigation at UBS 6

3.1 Organization of the bank's foreign exchange trading 7

3.1.1 Organizational integration 7

3.1.2 Relevant standards and internal policies 7

3.1.3 No clear policies on the utilization of chats 8

3.1.4 Monitoring and internal controls 8

3.1.5 Compliance and Internal Audit 8

3.2 Operations at the bank's Foreign Exchange division 9

3.2.1 Foreign exchange transactions at UBS 9

3.2.2 Principal and proprietary trading at UBS 10

3.3 The bank's conduct in foreign exchange trading 11

3.3.1 Manipulation of foreign exchange benchmarks 11

3.3.2 Repeated conduct against interests of clients and counterparties 12

3.3.3 Precious Metals ("PM") 12

3.4 Suspected knowledge up to higher levels of management of foreign exchange and precious metals trading division 13

3.5 Measures already taken by UBS 13

4 FINMA's legal assessment 13

4.1 Legal basis in Swiss law ... 13
4.1.1 Foreign exchange market as an unregulated market ... 13
4.1.2 Adequate organization ... 14
4.1.3 Requirements for proper business conduct ... 14
4.2 UBS's serious breach of the requirements for an adequate organization ... 15
4.2.1 Insufficient risk assessment ... 15
4.2.2 Insufficient controls ... 15
4.2.3 Insufficient compliance in foreign exchange and precious metal trading 16
4.3 Serious breach of the requirements for proper business conduct ... 16
4.3.1 Breach of prohibition against manipulative conduct ... 16
4.3.2 Breach of obligation to act in the client's interest ... 16
4.3.3 Breach of internal policies ... 17
4.4 Conclusion ... 17

5 Corrective measures ordered by FINMA ... 17

5.1 Repeated serious organizational shortcomings at the Investment Bank ... 17
5.2 Confiscation / disgorgement ... 17
5.3 Organizational measures ordered by FINMA ... 18
5.4 Initiating enforcement proceedings ... 18

Appendix: Extracts from hundreds of conspicuous group chats ... 19

1 International context

Since autumn 2013, supervisory, prosecution and competition authorities worldwide have been conducting investigations against numerous financial institutions owing to alleged misconduct and market manipulation in foreign exchange trading.

Alongside FINMA, the U.S. Commodity Futures Trading Commission ("CFTC") and the Financial Conduct Authority UK ("FCA") have also investigated the UBS case. In Switzerland, there are also other authorities examining the case. FINMA focused its investigations on the bank's conduct in Switzerland for the following reasons: other international authorities were conducting broad investigations of foreign exchange trading, the accusations mainly concerned the bank's conduct in Switzerland, and breaches of Swiss law had already become apparent in the early stages of the proceedings. Possible violation of foreign law was not taken into account.

FINMA coordinated its investigation closely with a number of foreign authorities. Cooperation was particularly close with the FCA in the UK.

2 Background information on foreign exchange trading

2.1 Foreign exchange market

On the foreign exchange market, currencies are constantly exchanged against each other around the clock. The exchange rate as a price is set by the ratio of one currency to another. Primarily, the foreign exchange market is an international OTC market, which means that it is not regulated and trading predominately takes place directly between two market participants. Centralized multilateral electronic market places (e.g. exchanges) play a subordinated role in terms of the volumes traded through them. This is why the foreign exchange market has no fixed location and supervised centrally.

The foreign exchange market generates a global daily turnover of USD 5.3 trillion (current status as per March 2013) and is therefore the largest financial market in the world, of which foreign exchange spot trading alone (currency exchange with settlement usually within two trading days) generates more than USD 2 trillion of daily turnover. In 2001, the daily turnover was at about USD 1 trillion[1]. The turnover had increased significantly mainly owing to a notable increase in the trading activities of financial institutions on the interbank market. Since the end of 2013, the volume of turnover has decreased moderately.

Between 2010 and 2013, the foreign exchange market was dominated by four banks which together made up about 50% of the total market share. With an average market share of 8.9%, UBS was one of those four banks.

[1] http://www.betterment.ch/wp-content/uploads/2013/12/BIZ-Monetary-and-Economic-Department-2013.pdf.

Banks in foreign exchange spot trading

There are only certain banks ("dealers"), brokers and trading platforms that participate directly in foreign exchange spot trading. The trading platforms are only accessible to dealers. Other market participants (so-called "non-dealers"), i.e. pension funds, hedge funds, fund managers, corporate and private clients, must mandatorily trade through dealers who execute each trade in their own name, and provide liquidity for other dealers or non-dealers through their own platforms. Dealers are market makers and set their prices on the market based on their own market assessment, the volume of their own currency positions and risk appetite. By asking different market makers for prices, non-dealers are able to obtain the most favourable price for themselves.

2.2 Exchange of information through chats

As an OTC business, foreign exchange trading inherently depends on the exchange of and access to information. Information outside the publicly available financial information systems are of particular importance. With the emergence of online chat systems since 2007, the communication behaviour of foreign exchange traders changed. More and more, information was exchanged through restricted chat groups, facilitating the instant exchange of information within the bank, as well as with third bank traders and clients. In addition, multilateral communication in groups increased and was no longer bilateral as had previously been the case. Information exchanged through chats about past, current and future trades and details on client order books and other banks significantly increased in quantity and quality.

The exchange took place in chat groups that were permanently set up, as well as in spontaneous ad-hoc groups. "Loyalty to the group" and mutual trust were unwritten laws and were particularly pronounced in some groups. For instance, traders disclosed unhedged positions to each other. When considering trading positions, it was often the case that traders and other participants felt more loyal to the chat group members than to their own employer or clients.

Owing to the LIBOR case, participation in chat groups had clearly decreased by the end of 2012 (see paragraph 4.1.3). At some banks, client group chats had been banned entirely or were limited.

3 Investigation at UBS

Following a press article published in summer 2013, in which reference was made to collusion among foreign exchange traders at different banks, the bank initiated an internal investigation of its Foreign Exchange division and mandated a law firm to clarify whether the bank had engaged in collusion.

During this targeted investigation, UBS uncovered first indications of employee misconduct. The bank submitted the preliminary results of this investigation to FINMA at the end of September 2013. On 4 October 2013, FINMA published a press release announcing that it was conducting investigations into possible manipulation of foreign exchange rates at a number of Swiss financial institutions. FINMA informed UBS about its decision and mandated an investigator. The mandate comprised the clarification of all the facts related to foreign exchange trading that were possibly relevant to supervisory law. The period under investigation was set from 1 January 2008 to 30 September 2013 ("period under

investigation"). FINMA's investigation was substantially assisted by the thoroughness of UBS's internal investigation.

On 11 November 2014, FINMA concluded its enforcement proceedings against UBS by issuing a ruling and imposing supervisory measures on the bank

3.1 Organization of the bank's foreign exchange trading

3.1.1 Organizational integration

In terms of organization, foreign exchange trading at UBS is part of the Investment Bank and employed approximately 105 staff during the period under investigation. Foreign exchange trading comprised spot trading, derivatives and electronic trading (FX eTrading since 2010). In 2012, emerging markets / short-term interest rates were additionally integrated into the Foreign Exchange division. FINMA focused its investigations on the spot trading desk located in Zurich (Opfikon), at which the bank employed 14 employees during the period under investigation. UBS had other spot trading desks in Stamford (USA) and Singapore.

3.1.2 Relevant standards and internal policies

UBS was and still is a member of the professional association for participants in the foreign exchange and money market, the so-called Association Cambiste International (ACI). The association published a code of conduct, the ACI Model Code, for the foreign exchange market. The code of conduct essentially defines standards of best practice for the foreign exchange market. At UBS, there were two additional principal internal policies. All employees were bound by UBS's Code of Business Conduct and Ethics. This code comprised relevant provisions on ethical behaviour and dealing with conflicts of interest. In addition, the Fixed Income, Currencies and Commodities Risk & Distribution Code of Conduct (FICC Code) substantiated the duties of employees executing day-to-day business in foreign exchange trading.

Drawn from those policies, the following duties – formulated in a general manner - must be observed by employees in foreign exchange trading and their superiors:

- when executing client orders according to their instructions (e.g. stop loss orders), the bank must respect and safeguard client interests;

- trading activities aimed at creating misleading impressions of foreign exchange rates or producing incorrect or abnormal pricings (market manipulation) are prohibited;

- employees shall handle client information confidentially and only use it to the client's benefit;

- conflicts of interest between client interests and those of the bank must be identified, controlled and dealt with appropriately.

3.1.3 No clear policies on the utilization of chats

In general, the admissibility of using chats to share information on foreign exchange trades was not adequately questioned by UBS, although the intensive exchange of information and the consequent closeness to external third parties in some chat groups bore risks. According to declarations of the bank's foreign exchange traders, there were no concrete internal directives or guidelines on the utilization of chats. Due to the very general provisions laid out in the FICC Code and very few other internal provisions, it was largely up to the foreign exchange traders themselves to judge the amount of information exchanged they deemed as acceptable. Consequently, the conduct and practices of other foreign exchange traders and superiors were adopted uncritically. Traders were only in some instances aware that information allowing the identification of a client could not be shared.

During the investigations, UBS foreign exchange traders testified that they had been encouraged by their superiors to actively participate in chat groups with clients and traders at third banks in order to exchange information. Just how normal this exchange through chats was is illustrated by the testimony of one UBS foreign exchange trader who said after the decline or prohibition of chats since 2012: "*It's a new world out there*".

3.1.4 Monitoring and internal controls

The desk supervisor was directly responsible for monitoring the activities at the trading desk. According to the bank's internal requirements, these employees had to be particularly suitable for accomplishing monitoring tasks, have appropriate experience (rank of an executive director) and work at the same location as the traders they supervised. The desk supervisors had to provide for adequate organization of the trading desk. In particular, they had to monitor the daily activities of all traders, as well as their compliance with internal policies and legal and regulatory requirements. Supported by the COO of foreign exchange trading, the Foreign Exchange division head was responsible for the selection of desk supervisors.

3.1.5 Compliance and Internal Audit

UBS's mission statement for compliance envisaged fostering a strong compliance culture "from the top" within the bank. It was the compliance function's task to support the division with independent advice and objectively examine the monitoring and control environment. The onus of implementing the results established by the compliance function was solely on each division. The compliance function responsible for foreign exchange trading at the bank's Foreign Exchange division monitored the division's compliance with internal policies neither specifically nor regularly, nor did it monitor its compliance with the FICC Code. No random samples of executed orders in foreign exchange trading were taken for closer examination of their compliance with internal and external legal and regulatory requirements.

Internal Audit established several reports on the bank's foreign exchange trading. Although Internal Audit revealed various relevant findings in these reports, they were all practically classified as "moderate" and were therefore not escalated. In July 2013, for instance, Internal Audit found that conflicts of

interest in foreign exchange trading were not adequately addressed and that the detection of inadequate trading practices was not sufficiently ensured.

3.2 Operations at the bank's Foreign Exchange division

3.2.1 Foreign exchange transactions at UBS

Different foreign exchange products such as spots, forwards, swaps, currency swaps, OTC foreign exchange options and non-deliverable forwards ("NDFs") are traded. At UBS, several different desks are responsible for trading these products. In FINMA's investigation, foreign exchange spot trading came to the fore. In a spot trade, the seller transfers the foreign exchange sold to the previously agreed account within two trading days, while the buyer delivers the equivalent value within two trading days. It is a simple exchange of currencies.

During the period under investigation, the majority of foreign exchange spot trade orders placed by UBS clients were from electronic sources. Other orders were executed through the UBS sales desk ("Sales") using voice trading via speakers, telephone or electronic means of communication. Price formation and execution of small orders in foreign exchange spot trading were all run electronically through the FX eTrading trading desk (algorithmic trading). FX eTrading did not execute larger trades (threshold depended on the currency pair): they were directly incorporated into the global front book of the spot trader responsible for the respective currency.

It was either Sales employees who were in direct contact with clients who autonomously set the prices for larger trades (outside FX eTrading), or if the need arose, they consulted a spot trader in advance. The Sales division usually added a mark-up to the spot trader's price. The mark-up amount depended on the client, the specific transaction and other factors. The profit on spot trades was primarily achieved through proprietary trading, positioning on securitization of client orders and market making (spread).

Order types

The bank's clients place different types of orders at the bank. According to the results of the investigation, instant quotes were the most frequently placed orders.

- **Instant quote**: This leads to instant execution of the order at the bid and ask prices that are set continuously (24 hours) by the bank.
- **Market order**: This allows the client to request instant execution at the current best rate. The bank has discretion at which rate it executes the order.
- **Limit order**: Also called pending order or delayed order, this order depends on price and time. It is executed within a certain time and at a certain price level. Limit orders are, for instance, take profit orders or stop loss orders that close existing positions within a defined time frame at a certain price level with either a profit (take profit) or loss (stop loss).
- **Fixing order**: This is executed by the bank at a guaranteed benchmark (WMR or ECB fix). The benchmark execution price is not yet known when placing the order but is guaranteed by the bank (the bank bears the risk).

3.2.2 Principal and proprietary trading at UBS

When executing foreign exchange spot transactions, the bank is the counterparty. This means that the bank is constantly setting bid and ask prices for various currencies. By acting as *principal* in each transaction, it bears the risk and thus finds itself in a potential conflict of interest, because every transaction concluded results in a change in the bank's position in the particular currency pair. As a market maker, the bank compensates for this risk, generating its profits from bid-ask spreads and possible market price changes.

The majority of client transactions were almost entirely hedged automatically (in eFX within milliseconds). Currency positions of the spot traders and the bank in the front book, the purpose of which is to record client trading, were generally the direct consequence of not entirely hedged but client transactions (intentional or unintentional). Independent from client orders, traders sometimes actively and intentionally opened positions for the bank in the front book, depending on their risk appetite.

Furthermore, since 2010 personalized trading books (so-called back books) with different limits were allocated to individual traders so they could carry out proprietary trading for the bank. In a back book, proprietary trading positions could either be held for longer than one day or strategically (several days). Moreover, a back book enabled spot traders to also trade currencies for the bank other than those allocated to them in the front book.

3.3 The bank's conduct in foreign exchange trading

The investigation (especially the analysis of chat protocols and trading data, as well as interviews with the traders) resulted in findings of conduct at the bank's Foreign Exchange division that is in breach of supervisory law. Some of the bank's foreign exchange traders interrogated considered the conduct in foreign exchange trading described below in large part as common practice.

3.3.1 Manipulation of foreign exchange benchmarks

Sometimes and for various reasons, clients requested the bank to settle a foreign exchange transaction at the daily closing rate of a certain benchmark, e.g. the WMR 4pm fix. Depending on whether the bank was acting as a counterparty (buyer or seller) in a certain transaction, it had – provided that the fix order had not been closed with an opposite position before the fix time slot ("matching") – an interest that the rate would be as low as possible or as high as possible.

Foreign exchange benchmarks

The most important benchmarks in foreign exchange spot trading are the WM/Reuters closing spot rates ("WMR fix") and the ECB reference rates ("ECB fix") which are set at 17:00 ("WMR 4 pm fix") and at 14:15 Central European Time (CET). The WMR 4pm fix is regarded as the *de facto* global standard for daily closing rates in spot trading. The WMR 4pm fix is established based on the trading data from Reuters Dealing 3000, EBS and Currenex. For one minute (16:59:30 until 17:00:30 CET), the bid and ask prices from those systems, as well as the actual closing rates, flow every second into the calculation of the median. Trading on the platforms takes place within milliseconds, which is the reason why not every single offer or single execution within this time-slot is considered for the calculation of the WMR fix.

In such fix orders, the bank occasionally engaged in so-called "pre-positioning", which means that the bank bought the currency that was to be sold at a fixed rate, or sold the currency that was to be bought partly or entirely before the benchmarks had been fixed. This practice exposed the bank to risks. However, at the same time, this allowed the bank to attempt to influence the effective daily closing rate in the desired direction, depending on the aggressiveness of its pre-positioning. In an ideal case from the bank's perspective, the currency would be bought cheaper than it was sold to its clients at the fix rate – which had possibly been influenced by pre-positioning.

The bank's foreign exchange traders in Zurich repeatedly and over longer periods of time at least attempted (or deliberately accepted the possibility of) manipulation of foreign exchange benchmarks by aggressively executing trades of large volume so as to generate profits either for themselves or third parties. This was achieved due to exact timing of the execution of foreign exchange trades around the fixing window. The WMR 4pm fix, for instance, could be influenced by concentrating the bank's own pre-positioning trades around the time slots just before or after the fix time slot. Depending on their risk appetite, traders would trade closer or further away from the fix time slot. When assessing such issues

under supervisory law, it is irrelevant whether those attempts have been proven to be successful or not. There are clear indications that these strategies for executing orders at least partly influenced the foreign exchange benchmarks. Moreover, the fact that attempts were made repeatedly implies that traders at least assumed that they would be partly successful.

Arrangements with other banks about possibly influencing foreign exchange benchmarks did occur. In some chats, the group members congratulated each other on assumedly successfully moving a benchmark or an exchange rate in a desired direction.

FINMA concludes that the bank repeatedly and over a number of years at least attempted to manipulate foreign exchange benchmarks, and thus impact free price formation. Even though not all attempts at manipulation were successful, FINMA finds that the repeated manipulative conduct in its entirety (in combination with the avoidance of costs that should have been spent on controls) led to significant success.

3.3.2 Repeated conduct against interests of clients and counterparties

The bank and several of its employees located in Zurich, sometimes also in coordination with other banks, repeatedly and unacceptably often acted against their clients' and counterparties' interests, particularly by: (i) triggering ("jamming") of stop loss orders where client stop orders were actively triggered to the bank's advantage, (ii) front running client orders by executing aligned orders in advance, (iii) partial fills where at least a part of the client's profitable transaction in foreign exchange was credited to the bank, (iv) disclosure of confidential client information, (v) condoning actions in bad faith by third parties, (vi) occasional deceptive acts with regard to sales mark-ups, as well as excessive mark-ups associated with one of the bank's products.

3.3.3 Precious Metals ("PM")

The PM spot desk responsible for the bank's precious metals trading has been an organizational unit of the bank's Foreign Exchange Spot Desk since the end of 2008 and was therefore subject to similar control and monitoring processes. PM spot desks are located in Singapore, Stamford and Zurich (Opfikon). Just as in foreign exchange trading, PM spot trading is an OTC business with transactions from principal-to-principal.

The conduct and techniques inadmissible from a regulatory perspective were also applied at least in part to PM spot trading - for instance, the following conduct against the interests of own clients: (i) sharing information on order books with third parties (e.g. stop loss orders), (ii) sharing so-called "flow information" with third parties on large current or imminent orders, (iii) sharing client names with third parties, (iv) front running and (v) triggering stop loss orders.

A substantial element of the conspicuous conduct in PM trading was the repeated front running (especially in the back book) of silver fix orders of one client. Owing to the frequency and obviousness of front running in the back book, the desk supervisors saw themselves forced – after some time of passive inactivity – to prohibit front running in the back book, but did not sanction the traders who engaged in it.

3.4 Suspected knowledge up to higher levels of management of foreign exchange and precious metals trading division

The inadmissible conduct under supervisory law mainly happened at front office level. It was in part simply tolerated by line managers with direct monitoring tasks, and in part they themselves took part. Furthermore, various internal control functions proved to be inefficient, or there were no procedural safeguards in place. Even senior managers in foreign exchange trading to some extent knew too little about the functioning and practices of the trading desk; they did not sufficiently scrutinize specific incidents and relied too much on the monitoring of the desk supervisor.

Individual employees (traders) at the Spot trading desk and their superiors were the originators of the misconduct which is attributable to the bank. However, the extent to which there was knowledge of the conduct up through the ranks to higher levels of management will be clarified in proceedings to be conducted against individuals of the Investment Bank's FXPM division (Opfikon).

3.5 Measures already taken by UBS

The bank has initiated several measures in order to improve its organization and controls in the foreign exchange trading and precious metals trading divisions.

Furthermore, as a reaction to the investigations, the bank has taken multiple short-term measures in foreign exchange trading. These include the dismissal or suspension of employees, monitoring of trading during the time period around the time slot when the foreign exchange benchmarks are set, as well as the prohibition of participation in chat systems which are not absolutely necessary for the execution of orders. In addition, the number of back books and the bank's proprietary trading have been reduced.

Moreover, the bank has initiated further measures to strengthen its organization in the areas of conduct and market abuse. These include the introduction of additional monitoring and analysis tools, as well as extensive changes to the control framework applicable beyond foreign exchange and precious metals trading.

4 FINMA's legal assessment

4.1 Legal basis in Swiss law

4.1.1 Foreign exchange market as an unregulated market

The foreign exchange market is not specifically regulated. In comparison to trading on stock exchanges, there are hardly any legal or regulatory norms that need to be complied with. However, this is not so for banks that also take and execute client orders or conclude transactions with client as a counterparty, as well as engaging in proprietary trading.

In particular, a bank must have an organization adequate to its business activities. Moreover, it must permanently fulfil the requirements for proper business conduct (see paragraph 4.1.3). Manipulative market abuse or other repeated conduct that breaches the bank's duty to act in the clients' interests – and in view of the fact that the bank is acting from a position that is based on trust - is dishonest and irreconcilable with the requirements for proper business conduct.

4.1.2 Adequate organization

The requirements for banks engaging in foreign exchange trading are drawn from the general requirements for an adequate organization (Art. 3 para. 2 let. a Banking Act). A bank must be capable of capturing, monitoring and limiting operational and legal risks arising from its business activities. In order to do so, the bank must have an adequate and effective control system (Art. 9 para. 4 Banking Ordinance; FINMA Circular 08/24 "Supervision and internal control – banks"). Significant shortcomings in the organization of a bank can be relevant to the requirement for proper business conduct.

4.1.3 Requirements for proper business conduct

In order to obtain a banking licence, one of the requirements to be fulfilled at any given time is that the persons mandated with the administration and management of the bank have a good reputation and comply with the requirements for proper business conduct (Art. 3 para. 3 let. c Banking Act). This also applies to the bank as an institution. Therefore, repeated misconduct or breaches of the requirements for proper business conduct by the bank's employees must under supervisory law be imputed directly to the institution itself, where that misconduct is made possible or at least facilitated to a substantial extent by the institution's shortcomings in organization and risk management.

The requirements for proper business conduct demand compliance with not only laws and ordinances, but also with a bank's internal policies and professional standards, as well as with the regulations and practices of the supervisory authority.

Specific breaches of the law, however, are not necessary to prove a breach of the requirements for proper business conduct. These demand from the institution and its officials a conduct that protects their client's interests and that does not abuse their clients' trust. Business practices such as insider trading and unilateral exploitation of information to the client's or other market participants' disadvantage breach the requirements for proper business conduct. Conflicts of interest must be solved in a way in which clients or third parties are not disadvantaged.

The requirements for proper business conduct also stipulate that institutions do not expose themselves to unnecessary legal and reputational risks. Professional standards for business conduct – which as indicated above are high standards - must be adhered to. Banks and their employees must conduct themselves in a manner that does not compromise the institution, i.e. they should not damage their own reputation, the trust clients have in them or the reputation of the Swiss financial market place.

Since the manipulation of the LIBOR benchmark ("LIBOR case") and other market manipulation cases, FINMA has made it unambiguously clear that market manipulation will not tolerated regardless of

whether a regulated or unregulated market is concerned. Market manipulation activities include the intentional distortion of prices, deliberately accepting possible distortion, or activities whose distorting effect could reasonably have been recognised. Inappropriately influencing closing rates and benchmarks is inadmissible.

4.2 UBS's serious breach of the requirements for an adequate organization

UBS did not capture the significant risks arising from its presence in the market and impermissible practices were not banned for a long time. Engaging in proprietary and client trading simultaneously and managing information obtained from clients can lead to conflicts of interest. These risks were heightened by the incentive system in which variable compensation was on average triple the basic salary (and up to seven times the salary). Compliance was of little relevance to performance evaluation.

4.2.1 Insufficient risk assessment

Although specific incidents had occurred and there were indications which should have led to a correct risk assessment and measures being initiated by the bank, for a long time the bank did not take any measures to capture and limit the risks arising from market conduct in foreign exchange trading. Notably with regard to front running, there were several whistleblowing notifications about market abusive conduct in the bank's Foreign Exchange division between 2010 and 2013. These notifications sometimes indicated serious breaches committed by employees. Investigations were, however, only conducted on a case-by-case basis and not systematically within the entire Foreign Exchange division. Furthermore, findings made by Internal Audit were not sufficiently taken into account. In view of the considerable risks involved, this was inadequate.

4.2.2 Insufficient controls

The bank did not have adequate control tools in place for adequate risk assessment. On the one hand, there were no adequate internal policies on foreign exchange trading and thus no sufficiently defined rules and responsibilities in foreign exchange trading, while on the other hand, the desk supervisors ignored their monitoring duties:

- The key applicable directive on foreign exchange trading was the FICC Code which –like other internal provisions – only contained very general principles. The FICC Code did not include any detailed or sufficiently defined obligations with regard to the utilization of means of communication, exchange of information, conduct towards clients or definitions of controls, responsibilities and competences. In particular, sufficiently clear criteria on the problematic distinction between pre-positioning – which was admissible according to the FICC Code – and manipulative conduct or breaches of the duty to act in the client's interest, could be found neither in the FICC Code nor in any other internal regulations.

- The investigation showed that the bank's foreign exchange traders did not have sufficient knowledge of the conduct rules as laid out in the FICC code or – if they knew them – did not follow them. Even the desk supervisors did not know the internal policies and were also indif-

ferent to their observance. One senior employee in foreign exchange trading who had worked in Zurich (Opfikon) even placed on record that nobody had ever read more than the first two lines the FICC Code, including himself. Moreover, he did not see the observance of compliance as part of his task; his task was generating profits for the bank ("*my role is to run the desk and make money. Compliance is not my role.*")

Beyond that, the bank did not have adequate monitoring tools in place capable of identifying violations of market conduct rules in a timely and adequate manner, or even prevent them from occurring.

4.2.3 Insufficient compliance in foreign exchange and precious metal trading

The bank did not establish a sufficient compliance culture within foreign exchange trading. Compliance issues were not adequately stressed in internal training or the evaluation of staff. Neither were employees sufficiently sensitized nor were there adequate compliance controls (e.g. "four eyes" principle) in place capable of ensuring compliance at the trading desks. Moreover, the role of an independent "second line of defence" was not adequately exercised, and with regard to foreign exchange trading, the bank's compliance function has so far played only a passive role. Finally, the bank can be blamed for not having investigated in depth and in a timely manner notifications received from whistleblowers. Overall the bank's compliance function in foreign exchange and precious metals trading was insufficient.

4.3 Serious breach of the requirements for proper business conduct

In light of the requirements for proper business conduct as stipulated in supervisory law, FINMA imputes the behaviour of the bank's employees as laid out in paragraph 3.3 above to the bank.

4.3.1 Breach of prohibition against manipulative conduct

FINMA found that the bank, owing to activities carried out repeatedly and over an extended period of time by a certain circle of persons with the aim of manipulating foreign exchange benchmarks partly impaired free price formation and therefore seriously breached the requirements for proper business conduct by violating the principles of acting honestly and in good faith. Moreover, the bank had already been significantly involved in the LIBOR case and, nevertheless, did not initially use the knowledge acquired since summer 2012 to its advantage or to eradicate manipulative conduct in foreign exchange trading – as would have been expected from an institution that had already been sanctioned.

4.3.2 Breach of obligation to act in the client's interest

FINMA found that, through the repeated conduct of a limited circle of persons acting against the clients' interests as laid out in paragraphs 3.3.2 and 3.3.3 above, –the bank breached the principle of good faith, and acted dishonestly. The bank had a false sense of security due to that fact that it presumed the market to be unregulated and could not or did not want to recognize the high risks into which it entered. FINMA therefore concludes that the bank by repeatedly acting against client interests as laid out in paragraphs 3.3.2 and 3.3.3 above – seriously violated the requirements for proper business conduct by breaching its duty to act in good faith and honestly.

4.3.3 Breach of internal policies

By manipulating foreign exchange benchmarks and acting repeatedly against client interests as laid out in paragraphs 3.3.2 and 3.3.3 above, the bank also repeatedly infringed upon its own internal policies, i.e. the Global Code which can easily be understood also by lay persons, as well as the FICC Code (see paragraph 3.1.2). In so doing, the bank seriously violated the requirements for proper business conduct.

4.4 Conclusion

FINMA thus found that owing to (i) organizational shortcomings and (ii) the unacceptable conduct of its employees owing to the bank's insufficient internal controls, the bank seriously violated the requirements for proper business conduct.

5 Corrective measures ordered by FINMA

5.1 Repeated serious organizational shortcomings at the Investment Bank

After the "Unauthorized Trading Incident" ("UTI") and LIBOR case, the closure of these proceedings is the third ruling FINMA has issued against the bank in less than two years. All of them involved serious misconduct manifested at the Investment Bank. Already in the UTI case in November 2012, FINMA had found considerable shortcomings in the Investment Bank's risk management and controls. Also in the LIBOR case, FINMA found in December 2012 following investigations that lasted several months, that there were considerable shortcomings in the Investment Bank's systems and controls. Internal policies, if any, were either insufficient or were not consequently implemented. The responsible superiors did not examine misconduct sufficiently or were themselves partly involved in that same misconduct.

The fact that these enforcement proceedings on foreign exchange trading again uncover serious organizational shortcomings is explicitly reprimanded and has been taken into account in the selection of measures to be imposed upon the bank and the assessment of the proportionality of those measures.

5.2 Confiscation / disgorgement

The serious breach of supervisory law allowed the bank to generate unjustified revenues or to avoid costs during the entire period under investigation.

Since 1 January 2009, FINMA can confiscate unjustified revenues or avoided costs owing to serious breaches of supervisory law. In this particular case, the period between 1 January 2009 and 30 September 2013 is regarded as the period of confiscation. Under Article 35 para. 3 FINMASA, FINMA may make an estimate of the assets to be confiscated, where the extent of the assets to be confiscated cannot be ascertained, or would require disproportionate effort.

In view of all the facts relevant to this case and based on an estimation, FINMA has ordered UBS to disgorge a total of CHF 134m.

5.3 Organizational measures ordered by FINMA

In a letter dated 14 April 2014, FINMA had already imposed measures on UBS within the framework of its supervisory activities. FINMA had demanded in particular:

- strengthening of the compliance function as an independent control function;
- limiting the utilization of certain communication media and monitoring their utilization;
- prohibiting certain employee transactions;
- mandating Internal Audit with various audits particularly with regard to compensation schemes and establishing a report on the findings
- strengthening of the whistle-blowing process.

Furthermore, FINMA is imposing extensive additional measures to promptly remediate the organizational shortcomings revealed during the proceedings.

For the entire global foreign exchange and precious metals business, the maximum annual variable compensation is limited to 200 per cent of the basic salary for a period of two years. A comparable limitation of variable compensation (ratio 2:1 to the basic salary) can also be found in EU law , implemented in 2014.

For other individuals at the Investment Bank in Switzerland who receive a total remuneration of more than CHF 1m, a similar rule has been imposed with exceptions possible, granted at board level.

In addition, UBS is obliged to automate at least 95 per cent of its global foreign exchange and precious metals trading, as well as installing effective controls for the remaining voice trading.

Moreover, UBS must implement measures that prevent conflicts of interest between client and proprietary trading (in particular separation at an organizational and staff level).

In order to secure the complete implementation of those measures, FINMA will mandate a third-party investigator.

5.4 Initiating enforcement proceedings

FINMA has initiated enforcement proceedings against eleven former and current employees of the bank in order to clarify individual responsibilities.

Appendix: Extracts from hundreds of conspicuous group chats

- UBS trader: *"I done the fix today [...] We lost small money on the fix but that more due to me really trying to ramp it and go for the home run. Last time we had a fix like this it worked out nicely."*
- After a fix before which trading positions had been shared: UBS trader: *"nice work gents"*. Trader at another bank: *"not seen cable move like that in a while"*.
- After a fix before which trading positions had been shared: UBS trader: *"yeah very nice [...] that how every day should end"*.
- UBS trader: *"jamming some stops in eurusd here at 0515"*.
- UBS trader: *"we just jammed a eurjpy stop"*
- UBS trader: *"ready?"* Trader at another bank : *"when u r"*. UBS Trader A: *"DONE"*. UBS Trader B: *"got that [...] stop out eventually?"* UBS Trader A: *"ya"*. UBS Trader B: *"nice one [...] excellent"*.
- UBS trader: *"I was front running EVERY single offer in usdjpy and eurjpy."*
- UBS trader: *"the day of intervention, i was front running EVERY SINGLE ODA and I mean EVERY haha"*.
- UBS trader: *" thanks vm my friend* [...] *you can front run this as you like, up to you"*.
- UBS Trader A to UBS Trader B (internal chat): *"the thing is we are not allowed to front run anymore, compliance is on our asses"*.
- UBS trader: *"I made 150k Front Running the try styff"*.
- UBS trader: *"I was using my management book to front-run an order"*.
- UBS trader to trader at another bank: *"stay short, flow here, I tell you when we are done, keep it super hush bro"*.
- UBS trader: *"hi guys we just received a Plasma fix order for the 4pm Ldn WMR buying 400 EURUSD not full"*.
- UBS Trader A to UBS Trader B (internal chat): *"these are wicked dogs at the pm desk. Sick what they're doing, haha"*. UBS Trader B: *"1.1 mio up on the day, beautiful"*. UBS Trader A: *"hohohoho"*.
- UBS trader: *"call me a legend! Front run legend."*